September 28, 2006
Mr. Joe Roesler
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	The Chubb Corporation Form 10-K For the Fiscal Year Ended December 31, 2005 File No. 001-08661
Dear Mr. Roesler:
     As agreed during our conference call on September 6, we have reviewed Securities Act Guide 6, Statement of Position 94-5 and Financial Reporting Release 72. Based on such review, the following supplemental information is provided related to disclosures regarding unpaid claims and claim adjustment expenses, specifically disclosures relating to significant reserving assumptions and the potential variability in loss reserve estimates.
     Item 2(A)(3) of Securities Act Guide 6 requires a discussion of significant reserving assumptions and recent changes therein.
     In completing their actuarial loss reserve analysis, our actuaries are required to determine the most appropriate actuarial methods to employ for each class of business. Each estimation method has its own pattern, parameter and/or judgmental dependencies, with no estimation method being better than the others in all situations. The relative strengths and weaknesses of the various estimation methods can also change over time. The estimation methods used at a particular valuation date are those that are believed to produce the most reliable indication for the loss reserves being evaluated. In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the relevant class of business. The manner of application and the degree of reliance on a given method will vary by class of business and by accident year based on our actuaries’ evaluation of the above dependencies and the potential volatility of the loss frequency and severity patterns.

     As part of their loss reserving analysis, our actuaries are required to make numerous assumptions. In addition to loss development factors and loss cost trend factors, other key assumptions that could materially affect our loss reserve estimates include rate level indices; exposure base indices; adjustments for the effects of coverage changes, limit profiles, re-underwriting efforts and business mix shifts; the effects of regulatory and legislative reforms; the effects of changes in judicial interpretations; and the effects of changes in claim handling practices. Given the nature, number and complexity of these assumptions, they do not lend themselves to ready quantification. Also, all estimation methods do not utilize the same assumptions and typically no single method is determinative in the reserve analysis for a class of business. Consequently, changes in our loss reserve estimates generally are not the result of changes in any one assumption.
     For each class of business, we regularly adjust the assumptions used in the estimation of loss reserves in response to our actual loss experience as well as our judgments regarding changes in trends and/or emerging patterns. In those instances where we primarily utilize analyses of historical patterns of the development of paid and reported losses, this may be reflected, for example, in the selection of revised loss development factors. In those long tail classes of business where loss experience is less predictable, this may be reflected in a judgmental change in our estimate of ultimate losses for particular accident years. Since the myriad assumptions themselves are not subject to ready quantification, neither are the many ways in which they may be adjusted over time.
     We will include the foregoing discussion of actuarial methods and reserving assumptions in our future Form 10-K filings. We believe this satisfies the required discussion of reserving assumptions.
     Item 2(A)(1) of Securities Act Guide 6 requires a discussion of the nature of current year adjustments of loss reserves recorded in prior years. Similarly, paragraph 11 of Statement of Position (SOP) 94-5 requires discussion of the reasons for the change in incurred losses attributable to insured events of prior years.
     Because loss reserve estimates are subject to the outcome of future uncertain events that may not occur until well in the future, changes in estimates are natural and unavoidable as those events play out to ultimate resolution over time. Changes in our incurred loss estimates are driven by our actual loss experience as well as our judgments regarding changes in trends and emerging patterns. Changes in such estimates result in prior year loss development.
     We believe the discussion of prior year loss development included in our 2005 Form 10-K was satisfactory. However, when appropriate, we will include in future filings some elaboration on the causes of such development.

     Paragraph 12 of SOP 94-5 requires disclosure of management’s policies and methodologies for estimating loss reserves for difficult-to-estimate liabilities. Appendix A of the SOP presents an illustrative disclosure.
     We believe that our discussion of estimates and uncertainties in our 2005 Form 10-K supplemented by the additional discussion of estimation methods that we have agreed to include in future filings (see our response to comment 1(b) of your letter of May 18, 2006) provides the required disclosure.
     Financial Reporting Release 72 states that companies should present an analysis of the uncertainties involved in applying a critical accounting estimate or judgment at a given time or the variability that is reasonably likely to result from its application over time. The release notes that companies should provide qualitative disclosure as well as quantitative information when such information is reasonably available and will provide material information for investors.
     In our Management’s Discussion and Analysis, we present a detailed discussion of the uncertainties involved in the process of establishing loss reserves. Also, as required by Securities Act Guide 6, we present in Item 1 of our Form 10-K a quantitative analysis of our loss reserve development on a calendar year basis for each of the past ten years, which summarizes the historical volatility of our estimated loss reserves.
     We do not believe, however, that a meaningful quantitative analysis of the potential variability in our current loss reserve estimates is reasonably available. First, the variability will be affected by the interplay of changes in numerous assumptions. As noted above, all estimation methods do not utilize the same assumptions and typically no single method is determinative in the reserve analysis for a class of business. Moreover, for those long tail classes of business — professional liability and commercial casualty — that comprise a majority of our loss reserves and for which our estimate of loss reserves is subject to the greatest potential variability, a significant portion of that variability is due to potential changes in judicial interpretations, potential legislative actions and potential claims and coverage issues. It is not possible to quantify the impact of these potentialities on our future operating results until they become manifested.
     For a particular estimation method in a given class of business, it would be possible to select one assumption, such as the average severity trend, and then calculate the impact of a defined change in that assumption. While the product of that calculation would be mathematically correct, we do not believe that it would represent an estimate of the variability that is reasonably likely to occur for that class of business and, in fact, it could be misleading to the reader. This is due to the fact that the range of reasonably likely outcomes will be affected by the interplay of changes in numerous assumptions and is subject to the outcome of events and circumstances that are unknown at the valuation date and cannot be quantified.

     If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2301.

Sincerely,
/s/ Henry B. Schram
Henry B. Schram
Senior Vice President and Chief Accounting Officer

cc: Dana Hartz